SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW PALMA BASE (NO 49) FOR 2012

47 ROUTES, 2.8M PAX P.A. FROM MARCH 2012

Ryanair, the world's favourite airline, today (13th Dec) announced it would open its 49th EU base at Palma Airport in March 2012 with 4 based aircraft operating 47 routes (17 new), delivering 2.8m passengers p.a., and sustaining up to 2,800 Balearic jobs.

In addition to Ryanair's existing 30 Palma routes, the airline will open 17 new routes from Palma to Aarhus, Cork, Gothenburg, Haugesund, Kaunas, Krakow, Maastricht, Malaga, Magdeburg, Marseille, Oslo, Paris Beauvais, Poznan, Santander, Santiago, Stockholm, and Tampere, all of which go on sale on www.ryanair.com tomorrow (14th Dec) and bring to 47 the number of routes offered from Palma by Ryanair in summer 2012.

Ryanair celebrated its new Palma base (No 49) by launching a 1 million seat sale from €9.99 for travel across 1,000 European routes in late Jan and early Feb 2012.  These low fares are available for booking until midnight Thursday (15th Dec).

In Palma, Ryanair's Michael O'Leary said:

"Ryanair is delighted to announce Palma as our 49th base with a total of 47 routes on sale on www.ryanair.com from tomorrow for summer 2012.  Now Palma consumers/ visitors can beat the recession and escape both Air Europa and Air Berlin's high fares by switching to Ryanair's lowest fares and enjoy our no fuel surcharge guarantee to 47 exciting destinations.  Ryanair's traffic of 2.8m p.a. will sustain up to 2,800 jobs at Palma Airport and in the tourism industry on the island of Mallorca."

             RYANAIR'S 17 NEW PALMA ROUTES 2012

Aarhus	Marseille
Cork	Oslo
Gothenburg	Paris Bva
Haugesund	Poznan
Kaunas	Santander
Krakow	Santiago
Maastricht	Stockholm
Malaga	Tampere
Magdeburg

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:   13 December, 2011
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary